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Filed Pursuant to rule: 424(B)(5)
File Number: 333-108557

        PROSPECTUS SUPPLEMENT
(To Prospectus dated October 21, 2003)

8,000,000 Shares

Depositary Shares
Each Representing 1/10th of a 6.6% Series L
Cumulative Redeemable Preferred Share
(Par Value $0.01 Per Share)
(Liquidation Preference Equivalent to $25.00 Per Depositary Share)

        We are a self-administered and self-managed real estate investment trust. We are offering and selling our depositary shares, each of which represents a 1/10th interest in a Series L Preferred Share, which we have deposited with American Stock Transfer & Trust Company, as depositary. We will receive the proceeds from the sale of the depositary shares. As a holder of a depositary share, you will be entitled to proportional rights and preferences as if you held 1/10th of a Series L Preferred Share.

        Distributions on the Series L Preferred Shares represented by the depositary shares will be cumulative from the date of original issue and payable quarterly, beginning on or about February 28, 2005, at the rate of 6.6% of the liquidation preference per annum, or $16.50 per Series L Preferred Share (equal to $1.65 per annum per depositary share).

        The Series L Preferred Shares and the depositary shares representing the Series L Preferred Shares are not redeemable until November 30, 2009, after which date we may redeem such shares at a redemption price of $250.00 per Series L Preferred Share (equal to $25.00 per depositary share), plus any accrued and unpaid dividends through the date of redemption. The Series L Preferred Shares have no maturity date and will remain outstanding indefinitely unless redeemed.

        We intend to file an application to list the depositary shares on the New York Stock Exchange.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus supplement or the attached prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Depositary Share	Total
Public offering price (1)	$25.00	$200,000,000
Underwriting discount	$0.7875	$6,300,000
Proceeds, before expenses, to us	$24.2125	$193,700,000

(1)
Plus accrued distributions, if any, from November 30, 2004.

        The underwriters may also purchase up to an additional 1,200,000 depositary shares at the public offering price less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days of the date of this prospectus supplement.

        The underwriters expect to deliver the depositary shares in book-entry form through the facilities of The Depository Trust Company on or about November 30, 2004 against payment therefor in immediately available funds.

Joint Book-Running Managers

Morgan Stanley	UBS Investment Bank

Senior Co-Manager

Wachovia Securities

Co-Managers

A.G. Edwards
JPMorgan
Legg Mason Wood Walker
Incorporated

The date of this prospectus supplement is November 2, 2004.

TABLE OF CONTENTS

PROSPECTUS SUPPLEMENT

        You should rely only on the information contained in or incorporated by reference in this prospectus supplement and the accompanying prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any jurisdiction where the offer is not permitted. You should not assume that the information provided by this prospectus supplement or the accompanying prospectus is accurate as of any date other than the respective dates on the front of this prospectus supplement or the accompanying prospectus.

        Duke Realty Corporation is an Indiana corporation. Our principal offices are located at 600 East 96th Street, Suite 100, Indianapolis, IN 46240 and our telephone number at that address is (317) 808-6000. Our website is located at http://www.dukerealty.com. The information contained on our website is not part of this prospectus supplement or the accompanying prospectus.

        All references to "Duke" in this prospectus supplement mean Duke Realty Corporation and all entities owned or controlled by Duke Realty Corporation, except where it is made clear that the term means only Duke Realty Corporation.

FORWARD-LOOKING STATEMENTS

        This prospectus supplement and the accompanying prospectus includes and incorporates by reference forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause the actual results, performance or achievements of Duke, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this report. Some of the risks, uncertainties and other important factors that may affect future results include, among others:

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  General economic and business conditions;

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  Duke's continued qualification as a real estate investment trust;

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  Competition for tenants and unexpected decreases in property occupancy;

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  Potential decreases in market rental rates;

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  Potential increases in real estate construction costs;

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  Potential changes in interest rates;

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  Continuing ability to favorably raise debt and equity in the capital markets; and

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  Other risks inherent in the real estate business including tenant defaults, potential liability relating to environmental matters and liquidity of real estate investments.

        This list of risks and uncertainties, however, is not intended to be exhaustive. We have on file with the SEC a Current Report on Form 8-K dated July 24, 2003, which contains additional risk factor information.

        The words "believe," "estimate," "expect" and similar expressions or statements regarding future periods are intended to identify forward-looking statements. Although we believe that the plans, expectations and results expressed in or suggested by the forward-looking statements are reasonable, all forward-looking statements are inherently uncertain as they involve substantial risks and uncertainties beyond our control. New factors emerge from time to time, and it is not possible for us to predict the nature or assess the potential impact of each new factor on our business. Given these uncertainties, we caution you not to place undue reliance on these forward-looking statements. We undertake no obligation to update or revise any of our forward-looking statements for events or circumstances that arise after the statement is made.

SUMMARY OF OFFERING

Securities Offered	8,000,000 depositary shares each representing 1/10th of a 6.6% Series L Cumulative Redeemable Preferred Share. The underwriters may also purchase up to an additional 1,200,000 depositary shares at the public offering price less underwriting discounts and commissions to cover over-allotments, if any, within 30 days of the date of this prospectus supplement.
Distributions
Holders of the Series L Preferred Shares will be entitled to receive, when and as authorized by our board of directors, out of funds legally available for the payment of distributions, cumulative cash distributions at the rate of 6.6% of the liquidation preference per annum (equivalent to $1.65 per annum per depositary share). Distributions on the Series L Preferred Shares represented by the depositary shares will accrue and be cumulative from the date of original issue and will be payable quarterly in arrears on the last calendar day of each of February, May, August and November or, if not a business day, the next business day. The first distribution on the Series L Preferred Shares represented by the depositary shares, and therefore the first distribution to holders of depositary shares, will be paid on or about February 28, 2005.
Liquidation Preference
$250.00 per share (equivalent to $25.00 per depositary share), plus an amount equal to any accrued and unpaid distributions to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of common stock or any other capital shares that rank junior to the Series L Preferred Shares as to liquidation rights.
Optional Redemption
The Series L Preferred Shares are not redeemable prior to November 30, 2009. On and after November 30, 2009, at our option upon not less than 30 nor more than 60 days' written notice, we may redeem the Series L Preferred Shares (and the depositary will redeem the number of depositary shares representing the Series L Preferred Shares so redeemed upon not less than 30 days' written notice to their holders), in whole or in part, at any time or from time to time, at a redemption price of $250.00 per share (equivalent to $25.00 per depositary share), plus all accrued and unpaid distributions thereon to the date fixed for redemption (except in certain limited circumstances), without interest, to the extent we have funds legally available.
Ranking
The Series L Preferred Shares will rank senior to our common stock, and equally with all other outstanding preferred stock, with respect to payment of distributions or amounts upon our liquidation, dissolution or winding up.

Voting Rights
Holders of Series L Preferred Shares will not have any voting rights, except as set forth below or as otherwise required by law. In any matter in which the Series L Preferred Shares are entitled to vote (as described herein or as may be required by law), each Series L Preferred Share will be entitled to 10 votes, each of which 10 votes may be directed separately by the holder thereof (or by any proxy or proxies of such holder). The holder of each Series L Preferred Share may designate up to 10 proxies, with each such proxy having the right to vote a whole number of votes (totaling 10 votes per Series L Preferred Share). As a result, each depositary share will be entitled to one vote. If distributions on the Series L Preferred Shares are in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, holders of the depositary shares representing the Series L Preferred Shares (voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to serve on our board of directors until all distribution arrearages have been paid.
Restrictions on Transfer
For information regarding restrictions on transfer of the Series L Preferred Shares and related depositary shares, see "Description of Preferred Stock—Restrictions on Ownership" in the accompanying prospectus.
Listing
We intend to file an application to list the depositary shares on the New York Stock Exchange. If the application is approved, trading of the depositary shares on the New York Stock Exchange is expected to begin within a 30-day period after the date of initial delivery of the depositary shares. The Series L Preferred Shares will not be listed, and we do not expect that there will be any trading market for the Series L Preferred Shares except as represented by depositary shares.
Form
The depositary shares will be represented by one global security that will be deposited with and registered in the name of The Depository Trust Company or its nominee, except under limited circumstances described in this prospectus supplement.
Conversion	The Series L Preferred Shares are not convertible into or exchangeable for any other property or securities of Duke.
Use of Proceeds
We expect to receive net proceeds from the sale of the depositary shares of approximately $193.4 million, after deducting commissions, discounts and offering expenses. If the underwriters' over-allotment option is exercised in full, our net proceeds from the offering will be approximately $222.4 million after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds to reduce the outstanding balance on our unsecured line of credit and for general corporate purposes.

DUKE REALTY CORPORATION

        We are a self-administered and self-managed real estate investment trust (a "REIT") that began operations through a related entity in 1972. As of June 30, 2004, we:

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  Owned or controlled 904 industrial, office and retail properties (including properties under development), consisting of approximately 112.5 million square feet located in 13 operating platforms; and

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  Owned or controlled more than 3,700 acres of land with an estimated future development potential of approximately 57 million square feet of industrial, office and retail properties.

        We provide the following services for our properties and for certain properties owned by third parties:

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  leasing;

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  management;

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  construction;

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  development; and

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  other tenant-related services.

        We are one of the largest real estate companies in the United States with a concentration of operations in the Midwest and the Southeast. We believe that the Midwest and the Southeast complement each other and together offer relatively strong and stable economies compared to other regions of the United States and provide significant growth potential as a result of their established manufacturing base, skilled work force and moderate labor costs.

        We directly or indirectly hold all of the interests in our properties and land and conduct all of our operations through Duke Realty Limited Partnership, which we refer to as the "Operating Partnership." We control the Operating Partnership as its sole general partner and owned, as of June 30, 2004, approximately 91.1% of the Operating Partnership's common units. Holders of common units in the Operating Partnership (other than us) may exchange them for our common stock on a one for one basis. When common units are exchanged for common stock, our percentage interest in the Operating Partnership increases.

        Our properties have a diverse and stable base of more than 4,000 tenants. Many of the tenants are Fortune 500 companies and engage in a wide variety of businesses, including manufacturing, retailing, wholesale trade, distribution, and professional services. No single tenant accounts for more than 2% of our total gross effective rent (computed using the average annual rental property revenue over the terms of the respective leases including landlord operating expense allowances but excluding additional rent due as operating expense reimbursements).

USE OF PROCEEDS

        We expect to receive net proceeds from the sale of the depositary shares of approximately $193.4 million, after deducting commissions, discounts and offering expenses. If the underwriters' over-allotment option is exercised in full, our net proceeds from the offering will be approximately $222.4 million, after deducting the underwriting discount and estimated offering expenses. We intend to use the net proceeds to reduce the outstanding balance on our unsecured line of credit and for general corporate purposes. Our unsecured line of credit had an aggregate of $339 million outstanding as of September 30, 2004, bearing interest at LIBOR plus .60%, and matures in January 2007. Affiliates of Morgan Stanley & Co. Incorporated, UBS Securities LLC, Wachovia Capital Markets, LLC, J.P. Morgan Securities Inc., Banc of America Securities LLC and Wells Fargo Brokerage Services, LLC, underwriters of this offering, are lenders under our unsecured line of credit and, therefore, will each receive a share of the net proceeds of the offering proportionate to its commitment under the unsecured line of credit.

RATIO OF EARNINGS TO COMBINED FIXED CHARGES
AND PREFERRED STOCK DIVIDENDS

        Our ratio of earnings to combined fixed charges and preferred stock dividends was 1.78x for the six months ended June 30, 2004. For purposes of computing this ratio, earnings have been calculated by adding fixed charges, excluding capitalized interest, to income (loss) before gains or losses on property sales. Fixed charges consist of interest costs, whether expensed or capitalized, the interest component of rental expense and amortization of debt issuance costs.

THIRD QUARTER 2004 FINANCIAL INFORMATION

        On October 27, 2004, we announced that net income available for common shareholders for the third quarter of 2004 was $42.5 million on revenues of $212.4 million, compared to $40.2 million on revenues of $191.3 million for the third quarter last year. On a per share basis, third quarter net income available for common shareholders remained unchanged at $0.30 per share compared to the third quarter of 2003.

        Diluted funds from operations ("FFO") were $98.0 million for the third quarter of 2004 versus $96.4 million for the same period in 2003. On a per share basis, third quarter FFO remained unchanged at $0.62 per share compared to the third quarter 2003. FFO is a supplemental non-GAAP financial measurement used as a standard in the real estate industry to measure and compare the operating performance of real estate companies. FFO is defined by the National Association of Real Estate Investment Trusts ("NAREIT") as net income or loss, excluding gains or losses from sales of depreciated property, plus operating property depreciation and amortization and adjustments for minority interest and unconsolidated companies on the same basis. We consider FFO to be a useful measure for reviewing comparative operating and financial performance (although FFO should be reviewed in conjunction with net income which remains the primary measure of performance).

        The following table sets forth certain summary selected financial information about us, including a reconciliation of FFO to GAAP net income (in thousands, except per share data):

	Three Months Ended September 30		Nine Months Ended September 30
Operating Results
	2004	2003	2004	2003
Revenues from continuing operations	$212,405	$191,349	$614,652	$565,419
Earnings from rental operations	35,727	49,285	124,602	135,209
Earnings from service operations	6,341	4,471	13,106	11,407
Net income for common shareholders—Basic	42,527	40,185	110,129	112,200
Net income for common shareholders—Diluted	46,717	44,547	121,142	124,447
Funds from operations—Basic	89,277	84,730	256,982	242,252
Funds from operations—Diluted	98,041	96,370	282,597	276,046
Per Share:
Net income—common shareholders—Basic	$0.30	$0.30	$0.78	$0.83
Net income—common shareholders—Diluted	$0.30	$0.30	$0.77	$0.82
Funds from operations—Basic	$0.63	$0.62	$1.82	$1.79
Funds from operations—Diluted	$0.62	$0.62	$1.80	$1.77
Dividend payout ratio of funds from operations	75.0%	74.2%	77.2%	77.7%
Weighted average shares outstanding
Basic—Net income and Funds from operations	142,273	135,706	140,930	135,423
Diluted—Net income	157,105	151,244	156,956	150,965
Diluted—Funds from operations	157,105	156,249	156,983	155,971
Balance Sheet Data	September 30 2004	December 31 2003
Net real estate investments	$5,089,014	$4,851,248
Total assets	5,882,080	5,561,249
Total debt	2,659,629	2,335,536
Shareholders' equity	2,654,227	2,666,749
Common shares outstanding at end of period	142,550	136,594
	Three Months Ended September 30
	2004			2003
	Amount	Wtd. Avg. Shares	Per Share	Amount	Wtd. Avg. Shares	Per Share
Net Income Available for Common Shares	$42,527	142,273	$0.30	$40,185	135,706	$0.30
Add back:
Minority interest in earnings of unitholders	4,190	13,938		4,362	14,667
Other common stock equivalents		894			871

Fully Diluted Net Income	46,717	157,105	$0.30	44,547	151,244	$0.30
Adjustments:
Depreciation and Amortization	61,511			48,250
Company Share of Joint Venture Depreciation and amortization	4,686			4,459
(Earnings) loss from depreciable property sales	(14,873)			(3,349)
Dilutive effect of Convertible Preferred D Shares	0			2,463	5,005

Fully Diluted Funds From Operations	$98,041	157,105	$0.62	$96,370	156,249	$0.62

	Nine Months Ended September 30
	2004			2003
	Amount	Wtd. Avg. Shares	Per Share	Amount	Wtd. Avg. Shares	Per Share
Net Income Available for Common Shares	$110,129	140,930	$0.78	$112,200	135,423	$0.83
Add back:
Minority interest in earnings of unitholders	11,013	13,975		12,247	14,740
Dilutive effect of Convertible Preferred D Shares		1,170
Other common stock equivalents		881			802

Fully Diluted Net Income	121,142	156,956	$0.77	124,447	150,965	$0.82
Adjustments:
Depreciation and Amortization	167,159			142,539
Company Share of Joint Venture Depreciation and amortization	13,883			14,236
(Earnings) loss from depreciable property sales	(19,627)			(12,567)
Dilutive effect of Convertible Preferred D Shares	40	27		7,391	5,006

Fully Diluted Funds From Operations	$282,597	156,983	$1.80	$276,046	155,971	$1.77

DESCRIPTION OF THE SERIES L PREFERRED SHARES
AND DEPOSITARY SHARES

        This description of the particular terms of the Series L Preferred Shares and the depositary shares supplements, and to the extent inconsistent replaces, the description of the general terms and provisions of the Preferred Stock and Depositary Shares set forth in the accompanying prospectus, which you should consult for further information.

General

        We are authorized to issue up to 5,000,000 preferred shares, $.01 par value per share, in one or more series, with such designations, powers, preferences, rights, qualifications, limitations or restrictions as Indiana law and our board of directors may determine by adoption of an applicable amendment to our Amended and Restated Articles of Incorporation, without any further vote or action by our shareholders. See "Description of Preferred Stock—Terms" in the accompanying prospectus.

        Prior to the completion of the offering, we will adopt an amendment specifying a series of preferred shares consisting of up to 920,000 shares, designated 6.6% Series L Cumulative Redeemable Preferred Shares. The following summary of the terms and provisions of the Series L Preferred Shares is not complete and is qualified in its entirety by reference to the pertinent sections of the amendment designating the Series L Preferred Shares, which is available from us.

        The transfer agent, registrar and dividends disbursing agent for the Series L Preferred Shares will be American Stock Transfer & Trust Company.

        Each depositary share represents a 1/10 fractional interest in a Series L Preferred Share. The Series L Preferred Shares will be deposited with American Stock Transfer & Trust Company, as depositary, under a deposit agreement that we will enter into with the depositary. The depositary will issue depositary receipts that will evidence the depositary shares. Subject to the terms of the deposit agreement, each holder of a depositary receipt evidencing a depositary share will be entitled to all the rights and preferences of a 1/10 fractional interest in a Series L Preferred Share (including distribution, voting, redemption and liquidation rights and preferences). See "Description of Depositary Shares" in the accompanying prospectus.

        We intend to file an application to list the depositary shares on the New York Stock Exchange. If the application is approved, trading of the depositary shares on the New York Stock Exchange is expected to begin within a 30-day period after the date of initial delivery of the depositary shares. See "Underwriting." The Series L Preferred Shares will not be listed, and we do not expect that there will be any trading market for the Series L Preferred Shares except as represented by depositary shares.

Ranking

        The Series L Preferred Shares will rank senior to our common stock, and equally with all other outstanding preferred stock, with respect to payment of distributions or amounts upon our liquidation, dissolution or winding up.

Distributions

        Holders of the Series L Preferred Shares will be entitled to receive, when and as authorized by our board of directors, out of funds legally available for the payment of distributions, cumulative cash distributions at the rate of 6.6% of the liquidation preference per annum (equivalent to $1.65 per annum per depositary share). Distributions on the Series L Preferred Shares represented by the depositary shares will accrue and be cumulative from the date of original issue and will be payable quarterly in arrears on the last calendar day of each of February, May, August and November or, if not a business day, the next business day. The first distribution on the Series L Preferred Shares represented by the depositary shares, which will be paid on or about February 28, 2005. That distribution and any distribution payable on the

Series L Preferred Shares for any other partial distribution period will be computed on the basis of a 360-day year consisting of twelve 30-day months. We will pay distributions to holders of record as they appear in our share records at the close of business on the applicable record date designated by our board of directors for the payment of distributions that is not more than 30 nor less than 10 days prior to such distribution payment date.

        No distributions on the Series L Preferred Shares will be authorized by our board of directors or be paid or set apart for payment at such time as the terms and provisions of any of our agreements, including any agreement relating to our indebtedness, prohibits such authorization, payment or setting apart for payment or provides that such authorization, payment or setting apart for payment would constitute a breach of or a default under such agreement, or if such authorization or payment is restricted or prohibited by law. Covenants in our revolving credit agreement provide generally that we may not pay distributions in excess of 90% of Funds From Operations in any Fiscal Year, all as defined in the particular agreement, but such covenants permit us, upon certain circumstances, to pay distributions in an amount necessary to maintain our qualification as a REIT. We do not believe that this provision has had or will have any adverse impact on our ability to pay distributions in respect of the Series L Preferred Shares or in the normal course of business to our shareholders in amounts necessary to maintain our qualification as a REIT.

        Notwithstanding the foregoing, distributions on the Series L Preferred Shares will accrue whether or not we have earnings, whether or not there are funds legally available for the payment of such distributions and whether or not such distributions are authorized. Accrued but unpaid distributions on the Series L Preferred Shares will not bear interest, and holders of the Series L Preferred Shares will not be entitled to any distributions in excess of full cumulative distributions as described above. See "Description of Preferred Stock—Dividends" in the accompanying prospectus.

        The Operating Partnership will be required to make all required distributions on the Series L Preferred Units (which will mirror the payments of distributions, including accrued and unpaid distributions upon redemption, and of the liquidation preference amount on the Series L Preferred Shares) prior to any distribution of cash or assets to the holders of non-preferred units, except for distributions required to enable us to maintain our qualification as a REIT.

        Any distribution payment made on the Series L Preferred Shares will first be credited against the earliest accrued but unpaid distribution due with respect to such shares which remains payable.

        If, for any taxable year, we elect to designate as "capital gain dividends" (as defined in Section 857 of the Internal Revenue Code), any portion of the dividends paid or made available for the year to holders of all classes of shares, then the portion of the dividends so designated that is allocable to the holders of Series L Preferred Shares will be the amount that the total dividends paid or made available to the holders of the Series L Preferred Shares for the year bears to the total dividends paid or made available for the year to holders of all classes of shares.

Liquidation Rights

        In the event of any liquidation, dissolution or winding up of our affairs, the holders of the Series L Preferred Shares are entitled to be paid out of our assets legally available for distribution to our shareholders liquidating distributions in cash or property at its fair market value as determined by our board of directors in the amount of a liquidation preference of $250.00 per share (equivalent to $25.00 per depositary share), plus an amount equal to any accrued and unpaid distributions to the date of such liquidation, dissolution or winding up, before any distribution of assets is made to holders of common stock or any other capital shares that rank junior to the Series L Preferred Shares as to liquidation rights. After payment of the full amount of the liquidating distributions to which they are entitled, the holders of Series L Preferred Shares will have no right or claim to any of our remaining assets. If we consolidate or merge with or into any other entity or we sell, lease, transfer or convey all or substantially all of our property or business, we will not be deemed to have liquidated, dissolved or wound up. For further information regarding the rights of the holders of the Series L Preferred Shares and related depositary shares upon our liquidation, dissolution or winding, see "Description of Preferred Stock—Liquidation Preference" and "Description of Depositary Shares—Liquidation Preference" in the accompanying prospectus.

Redemption By Duke

        The Series L Preferred Shares are not redeemable prior to November 30, 2009. On and after November 30, 2009, at our option upon not less than 30 nor more than 60 days' written notice, we may redeem the Series L Preferred Shares (and the depositary will redeem the number of depositary shares representing the Series L Preferred Shares so redeemed upon not less than 30 days' written notice to their holders), in whole or in part, at any time or from time to time, at a redemption price of $250.00 per share (equivalent to $25.00 per depositary share), plus all accrued and unpaid distributions thereon to the date fixed for redemption (except as provided below), without interest, to the extent we have funds legally available. Holders of depositary receipts evidencing depositary shares to be redeemed shall surrender such depositary receipts at the place designated in such notice and shall be entitled to the redemption price and any accrued and unpaid distributions payable upon such redemption following such surrender. If notice of redemption of any depositary shares has been given and if the funds necessary for such redemption have been set aside by us in trust for the benefit of the holders of any depositary shares so called for redemption, then from and after the redemption date distributions will cease to accrue on such depositary shares, such depositary shares will no longer be deemed outstanding and all rights of the holders of such shares will terminate, except the right to receive the redemption price. If fewer than all of the outstanding depositary shares are to be redeemed, the depositary shares to be redeemed will be selected pro rata (as nearly as may be practicable without creating fractional depositary shares) or by any other equitable method we determine to use. See "Description of Preferred Stock—Redemption" in the accompanying prospectus.

        Any notice of redemption will be mailed by the depositary, postage prepaid, not less than 30 nor more than 60 days' prior to the redemption date, addressed to the respective holders of record of the depositary receipts evidencing the depositary shares to be redeemed at their respective addresses as they appear on the share transfer records of the depositary. A failure to give such notice or any defect in the notice or in its mailing will not affect the validity of the proceedings for the redemption of any Series L Preferred Shares or depositary shares except as to the holder to whom notice was defective or not given. Each notice shall state:

  •
  the redemption date;

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  the redemption price;

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  the number of Series L Preferred Shares to be redeemed (and the corresponding number of depositary shares);

  •
  the place or places where the depositary receipts evidencing the depositary shares are to be surrendered for payment of the redemption price; and

  •
  that distributions on the shares to be redeemed will cease to accrue on such redemption date.

If fewer than all the depositary shares held by any holder are to be redeemed, the notice mailed to such holder shall also specify the number of depositary shares to be redeemed from such holder.

        The holders of depositary receipts at the close of business on a distribution record date will be entitled to receive the distribution payable with respect to the depositary shares evidenced by such depositary receipts on the corresponding distribution payment date notwithstanding the redemption of the depositary shares between such distribution record date and the corresponding distribution payment date or our default in the payment of the distribution due. Except as provided above, we will make no payment or allowance for unpaid distributions, whether or not in arrears, on Series L Preferred Shares or depositary shares to be redeemed.

        The Series L Preferred Shares have no stated maturity and will not be subject to any sinking fund or mandatory redemption provisions (except as provided under "Restrictions on Transfer" below).

Voting Rights

        Holders of Series L Preferred Shares will not have any voting rights, except as set forth below or as otherwise required by law.

        In any matter in which the Series L Preferred Shares are entitled to vote (as described herein or as may be required by law), including any action by written consent, each Series L Preferred Share will be entitled to 10 votes, each of which 10 votes may be directed separately by the holder thereof (or by any proxy or proxies of such holder). The holder of each Series L Preferred Share may designate up to 10 proxies, with each such proxy having the right to vote a whole number of votes (totaling 10 votes per Series L Preferred Share). As a result, each depositary share will be entitled to one vote.

        If distributions on the Series L Preferred Shares are in arrears for six or more quarterly periods, whether or not such quarterly periods are consecutive, holders of the depositary shares representing the Series L Preferred Shares (voting separately as a class with all other series of preferred shares upon which like voting rights have been conferred and are exercisable) will be entitled to vote for the election of two additional directors to serve on our board of directors until all distribution arrearages have been paid. For further information regarding the voting rights of the holders of the Series L Preferred Shares and related depositary shares, see "Description of Preferred Stock—Voting Rights" and "Description of Depositary Shares—Voting of the Preferred Stock" in the accompanying prospectus.

Conversion Rights

        The Series L Preferred Shares are not convertible into or exchangeable for any other property or securities of Duke.

Restrictions On Transfer

        For information regarding restrictions on transfer of the Series L Preferred Shares and related depositary shares, see "Description of Preferred Stock—Restrictions on Ownership" in the accompanying prospectus.

Book-Entry Only Issuance—The Depository Trust Company

        The depositary shares will be represented by one global security that will be deposited with and registered in the name of The Depository Trust Company ("DTC") or its nominee. This means that we will not issue certificates to you for the shares. One global security will be issued to DTC, who will keep a computerized record of its participants (for example, your broker) whose clients have purchased the shares. Each participant will then keep a record of its clients. Unless it is exchanged in whole or in part for a certificated security, a global security may not be transferred. However, DTC, its nominees, and their successors may transfer a global security as a whole to one another. Beneficial interests in the global security will be shown on, and transfers of the global security will be made only through, records maintained by DTC and its participants.

        DTC is a limited-purpose trust company organized under the New York Banking Law, a "banking organization" within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a "clearing corporation" within the meaning of the New York Uniform Commercial Code and a "clearing agency" registered under the provisions of Section 17A of the Securities Exchange Act of 1934. DTC holds securities that its participants (direct participants) deposit with DTC. DTC also records the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized records for direct participant's accounts. This eliminates the need to exchange certificates. Direct participants include securities brokers and dealers, banks, trust companies, clearing corporations and certain other organizations.

        DTC's book-entry system is also used by other organizations such as securities brokers and dealers, banks and trust companies that work through a direct participant. The rules that apply to DTC and its participants are on file with the Securities and Exchange Commission.

        DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange, Inc. and the National Association of Securities Dealers, Inc.

        When you purchase shares through the DTC system, the purchases must be made by or through a direct participant, who will receive credit for the shares on DTC's records. Since you actually own the shares, you are the beneficial owner and your ownership interest will only be recorded on the direct (or indirect) participants' records. DTC has no knowledge of your individual ownership of the depositary shares. DTC's records only show the identity of the direct participants and the amount of the shares held by or through them. You will not receive a written confirmation of your purchase or sale or any periodic account statement directly from DTC. You will receive these from your direct (or indirect) participant. Thus the direct (or indirect) participants are responsible for keeping accurate account of the holdings of their customers like you.

        We will wire dividend payments to DTC's nominee and we will treat DTC's nominee as the owner of the global security for all purposes. Accordingly, we will have no direct responsibility or liability to pay amounts due on the global security to you or any other beneficial owners in the global security.

        Any redemption notices will be sent by us directly to DTC, who will in turn inform the direct participants, who will then contact you as a beneficial holder.

        It is DTC's current practice, upon receipt of any payment of dividends or liquidation amount, to credit direct participants's accounts on the payment date based on their holdings of beneficial interests in the global securities as shown on DTC's records. In addition, it is DTC's current practice to assign any consenting or voting rights to direct participants whose accounts are credited with preferred securities on a record date, by using an omnibus proxy. Payments by participants to owners of beneficial interests in the global securities, and voting by participants, will be based on the customary practices between the participants and owners of beneficial interests, as is the case with the shares held for the account of customers registered in "street name." However, payments will be the responsibility of the participants and not of DTC or us.

        Depositary shares represented by a global security will be exchangeable for certificated securities with the same terms in authorized denominations only if:

  •
  DTC is unwilling or unable to continue as depositary or if DTC ceases to be clearing agency registered under applicable law and a successor depositary is not appointed by us within 90 days; or

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  We determine not to require all of the depositary shares to be represented by a global security.

If the book-entry-only system is discontinued, the transfer agent will keep the registration books for the depositary shares at its corporate office.

CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

        The following discussion supplements and updates the discussion of material Federal income tax consequences applicable to distributions to shareholders and our election to be taxed as a REIT under the caption "Federal Income Tax Considerations" in the accompanying prospectus. Such discussion is based upon current law and does not give a detailed description of any state, local or foreign tax considerations. This discussion does not describe all of the aspects of Federal income taxation that may be relevant to a prospective holder of depositary shares in light of his or her particular circumstances or to certain types of shareholders (including insurance companies, tax-exempt entities, financial institutions or broker dealers, foreign corporations and persons who are not citizens or residents of the United States) subject to special treatment under the Federal income tax laws.

        Each prospective purchaser is advised to consult with his or her own tax advisor regarding the specific tax consequences to him or her of the purchase, ownership and disposition of depositary shares representing Series L Preferred Shares, including the Federal, state and local tax consequences of such purchase, ownership and disposition and of potential changes in applicable tax laws.

Redemption of Series L Preferred Shares

        Ownership of depositary shares is treated as the ownership of the Series L Preferred Shares represented thereby. A redemption of Series L Preferred Shares, and a consequent redemption of the depositary shares representing such Series L Preferred Shares, will be treated under Section 302 of the Internal Revenue Code as a distribution taxable as a dividend (to the extent of our current and accumulated earnings and profits) at ordinary income tax rates unless the redemption satisfies one of the tests set forth in Section 302(b) of the Internal Revenue Code and is therefore treated as a sale or exchange of the redeemed shares. The redemption will be treated as a sale or exchange within the meaning of Section 302(b) of the Internal Revenue Code, rather than as a dividend, if it:

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  is "substantially disproportionate" with respect to the holder;

  •
  results in a "complete termination" of the holder's share interest in us; or

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  is "not essentially equivalent to a dividend" with respect to the holder.

        In determining whether any of these tests have been met, depositary shares considered to be owned by the holder by reason of certain constructive ownership rules set forth in the Internal Revenue Code, as well as depositary shares actually owned by the holder, must generally be taken into account. If a particular holder of depositary shares owns (actually or constructively) no shares of our common stock, or an insubstantial percentage of the outstanding shares of our common stock, a redemption of depositary shares of that holder is likely to qualify for sale or exchange treatment because the redemption would not be "essentially equivalent to a dividend." However, because the determination as to whether any of the alternative tests of Section 302(b) of the Internal Revenue Code will be satisfied with respect to any particular holder of depositary shares depends upon the facts and circumstances at the time that the determination must be made, prospective holders of depositary shares are advised to consult their own tax advisors to determine such tax treatment.

        If a redemption of depositary shares is not treated as a distribution taxable as a dividend to a particular holder, it will be treated as to that holder as a taxable sale or exchange. As a result, such holder will recognize gain or loss for Federal income tax purposes in an amount equal to the difference between (i) the amount of cash and the fair market value of any property received (less any portion thereof attributable to accumulated and declared but unpaid dividends, which will be taxable as a dividend to the extent of our current and accumulated earnings and profits), and (ii) the holder's adjusted basis in the depositary shares for tax purposes. Such gain or loss will be capital gain or loss if the depositary shares have been held as a capital asset, and will be long-term gain or loss if such depositary shares have been held for more than one year.

        If a redemption of depositary shares is treated as a distribution taxable as a dividend, the amount of the distribution will be measured by the amount of cash and the fair market value of any property received by the holder. The holder's adjusted basis in the redeemed depositary shares for tax purposes will be transferred to the holder's remaining shares of our capital stock. If the holder owns no other shares of our capital stock, such basis may, under certain circumstances, be transferred to a related person or it may be lost entirely. None of these dividend distributions will be eligible for the dividends received deduction for corporate shareholders.

American Jobs Creation Act of 2004—Certain Provisions Affecting REITs

        On October 22, 2004, President Bush signed into law the American Jobs Creation Act of 2004 (the "Act"), which, among other things, amends certain rules relating to REITs. The Act includes the following changes:

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  As discussed in the accompanying prospectus, under "Federal Income Tax Considerations—Requirements for Qualification—Asset Tests," we may not own more than 10% by vote or value of any one issuer's securities, and the value of any issuer's securities owned by us may not exceed 5% of the value of our total assets. If we fail to meet any of these tests at the end of any quarter and such failure is not cured within 30 days thereafter, we would fail to qualify as a REIT. Under the Act, after the 30-day cure period, a REIT may avoid disqualification as a REIT by disposing of sufficient assets to cure such a violation that does not exceed the lesser of 1% of the REIT's assets at the end of the relevant quarter or $10,000,000, provided that the disposition occurs within six months following the last day of the quarter in which the REIT first identified the assets. For violations of any of the REIT asset tests due to reasonable cause that are larger than this amount, the Act permits the REIT to avoid disqualification as a REIT after the 30 day cure period by taking certain steps, including the disposition of sufficient assets within the six month period described above to meet the applicable asset test, paying a tax equal to the greater of $50,000 or the highest corporate tax rate multiplied by the net income generated by the non-qualifying assets during the period of time that the assets were held as non-qualifying assets, and filing a schedule with the IRS that describes the non-qualifying assets.

  •
  The Act expands the safe harbor under which certain types of securities are disregarded as securities for purposes of the 10% value limitation discussed above including, (i) straight debt securities (including straight debt that provides for certain contingent payments); (ii) any loan to an individual or an estate; (iii) any rental agreement described in Section 467 of the Internal Revenue Code, other than with a "related person"; (iv) any obligation to pay rents from real property; (v) certain securities issued by a State or any political subdivision thereof, the District of Columbia, a foreign government, or any political subdivision thereof, or the Commonwealth of Puerto Rico; (vi) any security issued by a REIT; and (vii) any other arrangement that, as determined by the Secretary of the Treasury, is excepted from the definition of a security. In addition, (a) a REIT's interest as a partner in a partnership is not considered a "security" for purposes of applying the 10% value test to securities issued by the partnership; (b) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership if at least 75% of the partnership's gross income is derived from sources that would qualify for the 75% REIT gross income test, and (c) any debt instrument issued by a partnership (other than straight debt or other excluded security) will not be considered a security issued by the partnership to the extent of the REIT's interest as a partner in the partnership. The Act also provides, for taxable years beginning after October 22, 2004, special look-through rules for determining a REIT's share of securities held by a partnership in which the REIT holds an interest.

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  The Act also changes the formula for calculating the tax imposed for certain violations of the 75% and 95% gross income tests described in the accompanying prospectus under "Federal Income Tax

    Considerations—Requirements for Qualification—Income Tests" and makes certain changes to the requirements for availability of the applicable relief provisions for failure to meet such tests.

  •
  The Act clarifies a rule regarding our ability to enter into leases with a taxable REIT subsidiary.

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  As discussed in the accompanying prospectus under "Federal Income Tax Considerations—Special Tax Considerations for Non-U.S. Stockholders," non-U.S. Stockholders must report dividends attributable to gains from U.S. real property interests on U.S. federal income tax returns and pay U.S. federal income tax thereon at regular U.S. tax rates (and an additional branch profits tax in the case of a corporate non-U.S. Stockholder), and we are required to withhold 35% of any such capital gain dividend distributed to non-U.S. Stockholders. The Act treats any capital gain dividend with respect to any class of stock which is "regularly traded" on an established securities market if the non-U.S. Stockholder did not own more than 5% of such class of stock at any time during the taxable year as an ordinary dividend. Once this provision takes effect, non-U.S. Stockholders generally will not be required to report distributions received from us on U.S. federal income tax returns and all distributions treated as dividends for U.S. federal income tax including any capital gain dividend will be subject to a 30% U.S. withholding tax (unless reduced or eliminated under an applicable income tax treaty) under the rules discussed in the accompanying prospectus under "Federal Income Tax Considerations—Special Tax Considerations for Non-U.S. Stockholders." In addition, the branch profits tax will no longer apply to such distributions.

  •
  The Act provides additional relief in the event that we violate a provision of the Internal Revenue Code that would result in our failure to qualify as a REIT if (i) the violation is due to reasonable cause and not due to willful neglect, (ii) we pay a penalty of $50,000 for each failure to satisfy the provision and (iii) the violation does not include a violation described in the first and third bullet points above.

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  As discussed in the accompanying prospectus under "Federal Income Tax Considerations—Requirements for Qualification—Income Tests," income with respect to certain hedging transactions that reduces interest rate risk with respect to indebtedness incurred or to be incurred to acquire or carry real estate assets is currently treated as qualifying income for purposes of the 95% gross income test. The Act provides the types of transactions that are hedging transactions for these purposes and states that any income from a hedging transaction that is clearly and timely identified, including gain from the sale or disposition of such a financial instrument, will not constitute gross income for purposes of the 95% gross income tests to the extent the financial instrument hedges indebtedness incurred or to be incurred to acquire or carry real estate assets.

        The foregoing is a non-exhaustive list of changes applicable to REITs that are contained in the Act. The provisions contained in the Act relating to the expansion of the straight debt and other excluded securities safe harbor would apply to our taxable years ending after December 31, 2000, and the remaining provisions described above generally would apply to our taxable years beginning on or after January 1, 2005.

UNDERWRITING

        Subject to the terms and conditions contained in the terms agreement and related underwriting agreement, we have agreed to sell to each of the underwriters named below, and each of the underwriters named below has severally agreed to purchase from us, the respective number of depositary shares set forth after its name below. The obligations of the underwriters are subject to certain conditions. The underwriters must purchase all of the shares if they purchase any.

Underwriter	Number of Depositary Shares
Morgan Stanley & Co. Incorporated	1,927,000
UBS Securities LLC	1,927,000
Wachovia Capital Markets, LLC	1,926,000
A.G. Edwards & Sons, Inc.	400,000
J.P. Morgan Securities Inc.	400,000
Legg Mason Wood Walker, Incorporated	400,000
Advest, Inc.	60,000
Banc of America Securities LLC	60,000
BB&T Capital Markets, Inc.	60,000
City Securities Corporation	60,000
Davenport & Company LLC	60,000
H&R Block Financial Advisors, Inc.	60,000
Janney Montgomery Scott LLC	60,000
KeyBanc Capital Markets, a Division of McDonald Investments Inc.	60,000
McGinn, Smith & Co. Inc.	60,000
Morgan Keegan & Company, Inc.	60,000
Oppenheimer & Co. Inc.	60,000
Piper Jaffray & Co.	60,000
Raymond James & Associates, Inc.	60,000
RBC Dain Rauscher Inc.	60,000
Charles Schwab & Co., Inc.	60,000
Stifel, Nicolaus & Company Incorporated	60,000
Wells Fargo Brokerage Services, LLC	60,000

Total	8,000,000

        The underwriters have advised us that they propose initially to offer the depositary shares to the public at the public offering price set forth on the cover page of this prospectus supplement, and to certain dealers at such price less a concession not in excess of $.50 per share. The underwriters may allow, and such dealers may reallow, a discount not in excess of $.45 per share to certain other dealers. After the offering, the public offering price, concession and discounts may be changed.

        We have granted the underwriters an option to purchase up to 1,200,000 additional depositary shares at the public offering price, less the underwriting discounts and commissions described on the cover page of this prospectus supplement. The underwriters may exercise this option solely to cover over-allotments, if any. This option may be exercised, in whole or in part, at any time within the 30-day period after the date of this prospectus supplement.

        The following table shows the per share and total public offering price, underwriting discount and proceeds, before expenses, to us.

	Per Depositary Share	Total without Over-allotment	Total with Over-allotment
Public offering price	$25.00	$200,000,000	$230,000,000
Underwriting discount	$0.7875	$6,300,000	$7,245,000
Proceeds, before expenses, to us	$24.2125	$193,700,000	$222,755,000

        We expect to incur expenses of approximately $310,000 in connection with this offering. The underwriters have agreed to reimburse certain of our expenses.

        Until the distribution of the depositary shares is completed, certain rules of the Securities and Exchange Commission may limit the ability of the underwriters to bid for and purchase depositary shares. As an exception to these rules, the underwriters are permitted to engage in certain transactions that stabilize the price of the depositary shares. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the depositary shares.

        If the underwriters create a short position in the depositary shares in connection with this offering (i.e., if they sell more depositary shares than are set forth on the cover page of this prospectus supplement), the underwriters may reduce that short position by purchasing shares in the open market.

        In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

        Neither we nor the underwriters make any representation or prediction as to the direction or magnitude of any effect that the transactions described above might have on the price of the depositary shares. In addition, neither we nor the underwriters make any representation that the underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

        We intend to file an application to list the depositary shares on the New York Stock Exchange. If the application is approved, trading of the depositary shares on the New York Stock Exchange is expected to commence within a 30-day period after the initial delivery of the depositary shares. The underwriters have advised us that they intend to make a market in the depositary shares prior to the commencement of trading on the New York Stock Exchange. The underwriters will have no obligation to make a market in the depositary shares, however, and if they begin to make a market may cease market-making activities at any time.

        We have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, as amended, or if indemnification is not allowed, to contribute to payments the underwriters may be required to make because of those liabilities.

        Certain of the underwriters and their affiliates from time to time provide investment banking and financial advisory services to us and have also acted as representatives of various other underwriters in connection with public offerings of our common stock, depositary shares and debt securities. In addition, affiliates of certain of the underwriters are participants in our unsecured line of credit to which a portion of the net proceeds of this offering are being applied. Accordingly, this offering is being conducted in accordance with Rule 2710(h)(2) of the Conduct Rules of the National Association of Securities Dealers, Inc.

        We expect that delivery of the depositary shares will be made against payment therefore on or about the delivery date specified on the cover page of this prospectus supplement. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in three business days, unless the parties to that trade expressly agree otherwise. Accordingly, purchasers who wish to trade the depositary shares on or prior to the delivery date will be required, by virtue of the fact that the depositary shares initially will settle on or about November 30, 2004, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement and should consult their own advisor.

LEGAL MATTERS

        The legality of the securities offered by this prospectus will be passed on for us by Alston & Bird LLP, Raleigh, North Carolina. Certain legal matters in connection with this offering will be passed upon for the underwriters by Clifford Chance US LLP, New York, New York. Clifford Chance US LLP also acts from time to time as counsel to us in matters unrelated to this offering.

EXPERTS

        The Consolidated Financial Statements and related Schedule of Duke as of December 31, 2003 and 2002, and for each of the years in the three-year period ended December 31, 2003, each incorporated herein by reference, have been incorporated herein in reliance upon the reports of KPMG LLP, independent accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

        With respect to the unaudited interim financial information for the periods ended March 31, 2004 and 2003, and June 30, 2004 and 2003, incorporated by reference in this prospectus, the independent accountants have reported that they applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in our quarterly reports on Form 10-Q for the quarters ended March 31, 2004 and June 30, 2004, and incorporated by reference in this prospectus, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted in light of the limited nature of the review procedures applied. The accountants are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

8,000,000 Shares

Depositary Shares
Each Representing 1/10th of a 6.6% Series L
Cumulative Redeemable Preferred Share
(Par Value $0.01 Per Share)
(Liquidation Preference Equivalent to $25.00 per Depositary Share)

PROSPECTUS SUPPLEMENT

Morgan Stanley
UBS Investment Bank
Wachovia Securities
A.G. Edwards
JPMorgan
Legg Mason Wood Walker
Incorporated

November 2, 2004

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  Filed Pursuant to rule: 424(B)(5) File Number: 333-108557
TABLE OF CONTENTS PROSPECTUS SUPPLEMENT
FORWARD-LOOKING STATEMENTS
SUMMARY OF OFFERING
DUKE REALTY CORPORATION
USE OF PROCEEDS
RATIO OF EARNINGS TO COMBINED FIXED CHARGES AND PREFERRED STOCK DIVIDENDS
THIRD QUARTER 2004 FINANCIAL INFORMATION
DESCRIPTION OF THE SERIES L PREFERRED SHARES AND DEPOSITARY SHARES
CERTAIN FEDERAL INCOME TAX CONSIDERATIONS
UNDERWRITING
LEGAL MATTERS
EXPERTS